November 26, 2024

FILED VIA EDGAR

Mr. Aaron Brodsky

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Registrant”)
File Nos. 333-206600 and 811-23078

Dear Mr. Brodsky:

We are in receipt of the third round of telephonic comments from the staff of the U.S. Securities and Exchange Commission (“Staff”) regarding the registration statement on Form N-1A (the “Registration Statement”) for the Registrant with respect to Virtus SEIX AAA Private Credit CLO ETF (the “Fund”), a series of the Registrant, filed with the U.S. Securities and Exchange Commission on September 13, 2024. We note that we responded to your initial comments on November 20, 2024 (“November 20, 2024 Letter”) and your second round of comments on November 25, 2024 (“November 25, 2024 Letter”).

Set forth below are the Staff’s comments and the Registrant’s responses thereto. Capitalized terms used and not defined herein have the meaning given to them in the Registration Statement.

Comment 1: With respect to the second paragraph under the Principal Investment Strategy section, as revised in the November 20, 2024 Letter, please clarify whether the second clause, “nor sourced from traditional financial institutions (such as banks)”, is limited to private companies.

Response: In response to the Staff’s comment, the Registrant has deleted the second clause.

Comment 2: With respect to the second paragraph under the Principal Investment Strategy section, as revised in the November 20, 2024 Letter, please clarify whether the Registrant’s 80% test refers to number of loans or the value of the loans underlying a CLO.

Response: In response to the Staff’s comment, the Registrant has revised the 80% test as follows:

A Private Credit CLO is a CLO backed by underlying loans that are primarily private credit where at least 80% of the total loan amounts within the CLO are issued to private companies.

Comment 3: Please note that the Staff disagrees with the position the Registrant expressed in its response to Comment 9 in the November 25, 2024 Letter. In particular, the Staff directs the Registrant’s attention to page 49 of the adopting release for the recent amendments to Rule 35d-1. Investment Company Names, Release No. IC-3500 (September 20, 2023).

Response: The Registrant respectfully acknowledges the Staff’s comment.

Comment 4: 1. Please supplementally discuss whether the Fund anticipates any capacity constraints in the private credit CLO markets as the Fund grows that would limit the size of the Fund’s exposure to private credit CLOs even though the Fund and Adviser consider the current market to be sufficiently liquid and how that might impact compliance with Rule 22e-4.

Response: The Adviser and subadviser do not anticipate any capacity constraints in the private credit CLO markets as the Fund grows that would limit the size of the Fund’s exposure to these markets. The Registrant notes that the new issue volume in private credit has grown this year and that this growth is expected to continue. The Registrant will continue to evaluate the liquidity of the Fund's investments under both normal and reasonably foreseeably stressed conditions in light of the factors set forth in Rule 22e-4.

Comment 5: Please supplementally explain how the Fund would monitor market capacity as new participants enter the market.

Response: The Fund’s Adviser and subadviser will monitor on an on-going basis the private credit CLO market, including the increase in ETF participation. The Adviser and subadviser note that ETFs list their largest holdings publicly and that information will be available for surveillance. In addition, the Adviser and subadviser will engage in dialogs with the trading desks that make markets in private credit CLOs on an ongoing basis to gauge the liquidity and trading capacity in this sector.

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If you have any further comments or questions, please contact me at 860-503-1285 or by email at daphne.chisolm@virtus.com. Thank you for your attention to these matters.

Sincerely,

/s/ Daphne Chisolm

Daphne Chisolm